1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
William J. Bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

July 27, 2017

VIA EDGAR

Ms. Megan Miller

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pomona Investment Fund
(File Nos. 333-198176; 811-22990)

Dear Ms. Miller & Mr. Minore:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically on July 25, 2017, relating to Post-Effective Amendment No. 6 to the registration statement (the “Registration Statement”) on Form N-2 of Pomona Investment Fund (the “Fund”) under the Securities Act of 1933, as amended, and Amendment No. 11 to the Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed on July 20, 2017. Undefined capitalized terms used below have the same meaning as given in the Registration Statement.

PROSPECTUS:

1.	Comment: The Staff notes that the sales load schedule for Class A shares of the Fund has been amended. Please update the expense example in the prospectus to reflect the new maximum sales load for Class A shares.

Response: The Fund hereby undertakes to include in the definitive prospectus filed pursuant to Rule 497 the following revised expense example with respect to the Fund’s Class A shares:

Ms. Megan Miller
Mr. Dominic Minore
July 27, 2017
Page 2

	1-year	3-years	5-years	10-years
Class A Shares	$72	$178	$282	$536

2.	Comment: Please revise the last sentence of footnote 6 of the table in the “SUMMARY OF FEES AND EXPENSES” section of the prospectus to clarify that the Adviser is permitted to recoup amounts waived and expense amounts previously paid or borne by the Adviser only to the extent that (i) the Fund’s aggregate quarterly ordinary operating expenses for the quarter in which such reimbursement is sought, not including Specified Expenses, have fallen to a level below the Expense Cap that was in effect during the quarter in which the fees were waived or expenses were borne by the Adviser; and (ii) the amount of such recoupment, together with the Fund’s aggregate quarterly ordinary operating expenses for the quarter in which such reimbursement is sought, not including Specified Expenses, does not exceed any Expense Cap in place at that time.

Response: The Fund appreciates the Staff’s comment and hereby undertakes to include the following in the definitive prospectus filed pursuant to Rule 497 in replacement of the last sentence in footnote 6:

To the extent that the Adviser waives fees or reimburses expenses, it is permitted to recoup any amounts waived and expense amounts previously paid or borne by the Adviser, for a period not to exceed three years from the quarter in which such fees were waived or expenses were borne by the Adviser, even if such reimbursement occurs after the termination of the Limitation Period, provided that (i) the Fund’s aggregate quarterly ordinary operating expenses for the quarter in which such reimbursement is sought, not including Specified Expenses, have fallen to a level below the Expense Cap that was in effect during the quarter in which the fees were waived or expenses were borne by the Adviser; and (ii) the amount of such recoupment, together with the Fund’s aggregate quarterly ordinary operating expenses for the quarter in which such reimbursement is sought, not including Specified Expenses, does not exceed any Expense Cap in place at that time.

Ms. Megan Miller
Mr. Dominic Minore
July 27, 2017
Page 3

*                        *                        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:	Joel Kress, Pomona Investment Fund
Ryan Levitt, Pomona Investment Fund
Jeffrey S. Puretz, Dechert LLP